SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                --------------
                                   FORM 6-K
                                --------------

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For January 22, 2002



                                 CNOOC Limited

                (Translation of registrant's name into English)

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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F   X                Form 40-F
                            ---------                   ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No       X
                            ---------                   ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Press Release
---------------------


                                 CNOOC LIMITED
(incorporated in Hong Kong with limited liability under the Companies Ordinance)

                           DISCLOSEABLE TRANSACTION

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The board of Directors of the Company wishes to announce that on 18 January
2002 the Company and CNOOC Southeast Asia Limited, a wholly-owned subsidiary of the Company, entered into a share purchase agreement to acquire the shares in and intercompany loans owing by 9 subsidiaries of Repsol YPF, S.A. which together hold a portfolio of operated and non-operated interests in oil and gas production sharing and technical assistance contracts in contract areas located offshore and onshore Indonesia.

The aggregate consideration for the Shares and Intercompany Loans shall, subject to adjustment, be US$585 million (HK$4,563 million) in cash. Completion of the acquisition shall be on or before 30 September 2002 or such other date as the parties may agree.

The entering into of the Agreement by the Company and the Purchaser constitutes a discloseable transaction for the Company under the Listing Rules. The Company will send a circular containing further details of the Agreement to the shareholders of the Company as soon as practicable.
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Date of the Agreement

18 January 2002

Parties to the Agreement

1)   Sellers             :  YPF Energy Holdings N.V., Repsol Exploracion S.A.,
                            Repsol International Finance B.V. and YPF
                            International Ltd, each of which is a wholly-owned subsidiary of Repsol YPF, S.A., a Spanish integrated oil and gas company which is an independent third party not connected with the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates (as defined in the Listing
                            Rules).

2)   Sellers' Guarantor  :  Repsol Exploracion S.A. (as guarantor of the
                            Sellers' obligations under the Agreement)

3)   Purchaser           :  CNOOC Southeast Asia Limited

4)   Purchaser's         :  the Company (as guarantor of the Purchaser's
                            obligations under the Guarantor Agreement)


Assets to be Acquired

The assets to be acquired are the Shares of, and the Intercompany Loans owed by, the Target Companies. The main businesses of the Target Companies are the exploration, development and production of oil and gas offshore and onshore Indonesia. Their main assets comprise a portfolio of operated and non-operated interests in an aggregate of five production sharing and technical assistance contracts in that region. Based on the Company's internal review, the Company estimates the net working interest proved reserves of the assets as at the Effective Date at approximately 360 million BOE.

These interests owned by the Target Companies comprise the following assets (the remaining interest being owned by independent third parties):-


Contract                            % interest in the Contract
--------                            --------------------------
South East Sumatra PSC              65.34

Offshore Northwest Java PSC         36.72

West Madura PSC                     25.00

Poleng TAC                          50.00

Blora PSC                           16.70


As at the Effective Date, the Shares and Intercompany Loans were valued by the Company at US$585 million (HK$4,563 million).

The net profits before and after taxation and extraordinary items of the Target Companies (on a combined basis) for the two full financial years ended 31 December 1999 and 31 December 2000 and for the 11 months ended 30 November 2001 were as follows:-


                               12 months ended 31    12 months ended 31     11 months ended 30
                               December 1999         December 2000          November 2001
                               US$'000               US$'000                US$'000
Net profit before taxation
and extraordinary items        129,801               220,277                156,033

Net profit after taxation
and extraordinary items        57,021                71,685                 80,164

For the 12 months ended on each of 31 December 1999 and 31 December 2000, the above figures are derived from the audited accounts of the Target Companies (except for YPF Blora Ltd and PT IIAPCO, in respect of which they are derived from unaudited management accounts). For the 11 months ended 30 November 2001, these figures are derived from unaudited management accounts of the Target Companies. The unaudited aggregate net asset value of the Target Companies (on a combined basis) as at 30 November 2001 was approximately US$223 million (HK$1,739 million).

South East Sumatra PSC (aggregate 65.34% interest)

This is a contract area covering approximately 8,100 square km located offshore Sumatra and is the largest of the assets held by the Target Companies. Following Completion it will be operated and majority owned by the Group. It is the largest offshore oil development in Indonesia and one of Indonesia's most successful PSC's, having produced more than 1 billion barrels of oil in more than 20 years of production. The concession expires in 2018.

Offshore Northwest Java PSC (aggregate 36.72% interest)

This is a contract area covering approximately 13,800 square km, located in the Southern Java Sea, offshore Jakarta, and is also one of Indonesia's most successful PSC's, having also produced more than 1 billion BOE in more than 20 years of production. It is operated by a member of the BP p.l.c. group and currently produces crude oil and natural gas, selling natural gas to the Indonesia State Electric Company and the Indonesia State Gas Utility Company. The concession expires in 2017.

West Madura PSC (25.00% interest) and Poleng TAC (50.00% interest)

These are smaller contract areas offshore Java, near the island of Madura and the Java city of Surabaya. The contract areas cover approximately 1,600 square km combined. Kodeco Energy Company is the operator for the West Madura PSC and Korea Development Co. Ltd is the operator for the Poleng TAC, in each case assisted by certain Target Companies. These contract areas currently produce crude oil and natural gas, selling natural gas to the Indonesia State Electric Company. The West Madura PSC expires in May 2011. The Poleng TAC expires in December 2013.

Blora PSC (16.70% interest)

This contract area lies entirely onshore Java and covers an area of approximately 4,800 square km. There has been no production of crude oil or natural gas from this concession. The operator is currently Coparex Blora B.V. The concession expires in 2026.

Consideration

The aggregate consideration for the Shares and the Intercompany Loans, to be paid in cash on Completion, shall be US$585 million (HK$4,563 million), subject to adjustment by reference to changes in the level of Intercompany Loans up to Completion, the level of working capital as at the Effective Date, dividends declared prior to Completion and interest. If there is a material increase in the aggregate consideration after the foregoing adjustments, the Company will issue a further announcement and comply with the relevant requirements of the Listing Rules. The aggregate consideration will also be adjusted by reference to changes in future oil prices over an agreed period following the date of the Agreement, subject to a maximum increase or decrease of US$30 million (HK$234 million).

As at the Effective Date the balance of Intercompany Loans outstanding, including accrued interest, was approximately US$335 million (HK$2,613 million).

The consideration for the Shares and the Intercompany Loans was determined based on an arm's length negotiation between the Sellers and the Purchaser and the Company's internal valuation.

Conditions Precedent

The acquisition of the Shares and the Intercompany Loans is conditional upon the following conditions precedent being fulfilled or waived on or before 30 September 2002 (or such other date as is agreed by the Sellers and the Purchaser):

(a) receipt of the approval by the Government of Indonesia and Pertamina (as necessary) to the transfer of the Shares to the Purchaser;

(b) no challenge to the transfer of any of the Shares to the Purchaser having been made by any other party to any agreement relating to the assets of the Target Companies, prior to Completion; and

(c) in the case of the Shares and Intercompany Loans of YPF Poleng B.V. only, no current party to the joint operating agreement with Korea Development Co., Ltd., ("Poleng JOA") having indicated an intention to exercise its right to acquire all or any part of the participating interest in the Poleng TAC from YPF Poleng B.V. or the shares of YPF Poleng B.V. within thirty days of the notice to the other current parties to the Poleng JOA sent pursuant to the Agreement.

If the condition precedent in (c) above is not satisfied, the Shares and Intercompany Loans of YPF Poleng B.V. will be excluded from the sale and the consideration will be reduced accordingly.

Completion shall take place on a date no later than ten business days after satisfaction (or waiver by the Purchaser) of the condition in (a) above and (in the case of YPF Poleng B.V.) the condition in (c) above, but subject to the condition in (b) above being satisfied up to the date of Completion (unless waived by the Purchaser).

Means of Financing

The consideration is to be funded by internal sources. The Directors believe that the Company has sufficient internal resources to finance the consideration.

Co-operation Agreement

On Completion, Repsol Exploration Services Limited and the Purchaser will enter into a co-operation agreement, under which Repsol Exploration Services Limited (an independent third party not connected with the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates (as defined in the Listing Rules)) will provide to the Target Companies consulting assistance on arm's length terms for a period of up to six months, in order to achieve a smooth transition of the businesses of the Target Companies to the Purchaser.

Reasons for Entering into the Agreement

The principal activity of the Company and its subsidiaries is the exploration, development and production of crude oil and natural gas offshore China. The acquisition of the Target Companies is consistent with the Company's plan to expand its production and reserves. Furthermore, the Company believes it represents a unique opportunity to make an acquisition of producing assets that fit with the Company's offshore expertise and experience.

General

The entering into of the Agreement by the Company and the Purchaser constitutes a discloseable transaction on the part of the Company under the Listing Rules.

A circular will be despatched to the shareholders of the Company as soon as practicable.

Definitions

Unless otherwise defined, the following terms used in this announcement shall have the following meanings:-

"Agreement"                - means the agreement dated 18 January 2002
                             relating to the acquisition of the Shares and Intercompany Loans, described above

"BOE"                      - means barrels-of-oil equivalent

"Company"                  - means CNOOC Limited

"Completion"               - means completion of the acquisition of the Shares
                             and Intercompany Loans pursuant to the Agreement

"Directors"                - means the directors of the Company

"Effective Date"           - means 01.00 am 1 January 2002, Hong Kong time

"Group"                    - means the Company and its subsidiaries from time
                             to time

"Intercompany Loans"       - means the net aggregate amount, including
                              accrued interest, owed by the Target Companies to Repsol Netherlands Finance B.V., an affiliate of the Sellers

"Listing Rules"            - means the Rules Governing the Listing of
                             Securities on The Stock Exchange of Hong Kong
                             Limited

"PSC"                      - means production sharing contract

"Purchaser"                - means CNOOC Southeast Asia Limited, registered in
                             Bermuda, a wholly-owned subsidiary of the Company

"Shares"                   - means, in relation to the Target Companies, their
                             entire existing issued and fully paid up shares

"TAC"                      - means technical assistance contract

"Target Companies"         - means the 9 companies whose names and
                             jurisdiction of incorporation are set out below:

                             YPF-Maxus Southeast Sumatra B.V.         -   Netherlands
                             Repsol Exploracion Sunda B.V.            -   Netherlands
                             Repsol (Sumatra) Exploration and         -   Cayman Islands
                             Production Limited
                             YPF Java Baratlaut B.V.                  -   Netherlands
                             Repsol (Java) Exploration and            -   Cayman Islands
                             Production Limited
                             YPF Madura Barat B.V.                    -   Netherlands
                             YPF Poleng B.V.                          -   Netherlands
                             YPF Blora Ltd.                           -   Cayman Islands
                             PT IIAPCO                                -   Indonesia

In this announcement US dollars are converted into Hong Kong dollars at the exchange rate of US$1 = HK$7.8.

By order of the Board

                                                                 CNOOC Limited
                                                                  Wei Liucheng
                                                                     Chairman


Hong Kong, 18 January 2002
************

 Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, the Company is the dominant producer of crude oil and natural gas offshore China. The Company is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2000, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 239,337 BOE per day.

The Company has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with approximately 1,000 employees.

CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

The Company is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). The Company is the sole vehicle through which CNOOC carries out oil and gas exploration, development and production activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research and services functions for the PRC offshore petroleum industry as well as other mid- or down-stream petroleum projects.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company. These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes of the PRC's economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel : +86 10 8452 1646
Fax: +86 10 8452 1648
E-mail: xiaozw@cnooc.com.cn

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                          CNOOC Limited


                                          By:  /s/ Cao Yunshi
                                               -----------------------------
                                               Name:  Cao Yunshi
                                               Title: Company Secretary

Dated: January 22, 2002